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                             December 14, 2023

       Luk Huen Ling Claire
       Chairlady, Executive Director and Chief Executive Officer
       Roma Green Finance Limited
       Flat 605, 6/F, Tai Tung Building
       8 Fleming Road
       Wanchai, Hong Kong

                                                        Re: Roma Green Finance
Ltd
                                                            Amendment No. 4 to
Registration Statement on Form F-1
                                                            Filed December 5,
2023
                                                            File No. 333-272555

       Dear Luk Huen Ling Claire:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 1, 2023 letter.

       Amendment No. 4 to Registration Statement on Form F-1

       Exhibit 23.1, page 1

   1.                                                   Your independent
auditors    consent refers to the audit report dated August 23, 2023 on your consolidated
financial statements as of and for the fiscal years ended March 31, 2023 and 2022. However, the
audit report presented on page F-2 of your filing is dated
                                                        December 5, 2023.
Please have your auditors revise their consent to properly reflect the audit report date.
 Luk Huen Ling Claire
FirstName LastNameLuk   Huen Ling Claire
Roma Green  Finance Limited
Comapany14,
December  NameRoma
              2023    Green Finance Limited
December
Page 2    14, 2023 Page 2
FirstName LastName
       Please contact Suying Li at 202-551-3335 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact
Kate Beukenkamp at 202-551-3861 or Erin Jaskot at 202-551-3442 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Celia Velletri